SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


 X               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
---                      SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                        or

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
---            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____


                               ------------------



          ENGELHARD CORPORATION SAVINGS PLAN FOR HOURLY PAID EMPLOYEES
          ------------------------------------------------------------
                            (Full title of the plan)


                             ENGELHARD CORPORATION
                             ---------------------
               (Exact name of issuer as specified in its charter)

  101 WOOD AVENUE, ISELIN, NEW JERSEY                             08830
----------------------------------------                        ----------
(Address of principal executive offices)                        (Zip Code)



           DELAWARE                                          22-1586002
-------------------------------                        ---------------------
(State or other jurisdiction of                            (IRS Employer
incorporation or organization)                         Identification Number)

          Engelhard Corporation Savings Plan for Hourly Paid Employees

                               Table of Contents






                   Description                                     Page
                   -----------                                     ----

Report of Independent Accountants                                   3-4

Statements of Financial Condition                                   5-9
 at December 31, 1999 and 1998

Statements of Income and Changes in                                10-16
 Plan Equity for each of the three years
 in the period ended December 31, 1999

Notes to Financial Statements                                      17-24

Supplemental Schedule
 Schedule of Investments at December 31, 1999 and 1998             25-26

Consent of Independent Public Accountants                          27-28

                        Report of Independent Accountants
                        ---------------------------------

To the Pension and Employee Benefit Committee of the Engelhard Corporation:


     We have audited the accompanying Statement of Financial Condition of the Engelhard Corporation Savings Plan for Hourly Paid Employees (the "Plan") as of December 31, 1999 and the related Statement of Income and Changes in Plan Equity for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1999, and the income and changes in plan equity for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Investments is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
New York, New York
June 20, 2000

                        Report of Independent Accountants


To the Pension and Employee Benefit Plans Committee of Engelhard Corporation:

     In our opinion, the Statement of Financial Condition as of December 31, 1998 and the related Statements of Income and Changes in Plan Equity for each of the two years in the period ended December 31, 1998 listed on the Table of Contents on page 2 of this Form 11-K present fairly, in all material respects, the financial condition and income and changes in plan equity of the Engelhard Corporation Savings Plan for Hourly Paid Employees at December 31, 1998 and for each of the two years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents on page 2 of this Form 11-K is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule as of December 31, 1998 has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     We have not audited the financial statements and the supplemental schedule of the Engelhard Corporation Savings Plan for Hourly Paid Employees for any period subsequent to December 31, 1998.


PRICEWATERHOUSECOOPERS
New York, New York
June 18, 2000

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                 Statement of Financial Condition
                                                       at December 31, 1999
                                                           (Page 1 of 3)



                                      Company Stock     Fixed Income      Explorer      Balanced     Equity Index
                                           Fund             Fund            Fund          Fund           Fund
                                      -------------     ------------      --------     ----------    ------------
Assets:
------
Investments, at fair value
 (combined cost of $17,037,433)         $7,398,731       $3,393,220       $292,175     $2,381,911     $3,958,425

Contributions receivable:
   Participants                             98,613           64,447          9,252         62,159         94,108
   Engelhard Corporation                    72,486                -              -              -              -

Promissory notes from participants               -                -              -              -              -
                                        ----------       ----------       --------     ----------     ----------

Total assets                            $7,569,830       $3,457,667       $301,427     $2,444,070     $4,052,533
                                        ==========       ==========       ========     ==========     ==========

Plan equity:

Plan equity                             $7,569,830       $3,457,667       $301,427     $2,444,070     $4,052,533
                                        ==========       ==========       ========     ==========     ==========


                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                 Statement of Financial Condition
                                                       at December 31, 1999
                                                           (Page 2 of 3)




                                                          Treasury                      Life Strategy
                                       Int'l Growth     Money Market        Loan           Growth
                                           Fund             Fund            Fund            Fund
                                      -------------     ------------     ----------     -------------
Assets:
------
Investments, at fair value
 (combined cost of $17,037,433)           $470,778         $156,620      $        -        $18,272

Contributions receivable:
   Participants                             12,841            6,944               -            396
   Engelhard Corporation                         -                -               -              -

Promissory notes from participants               -                -       1,864,621              -
                                           -------         --------      ----------        -------

Total assets                              $483,619         $163,564      $1,864,621        $18,668
                                          ========         ========      ==========        =======

Plan equity:

Plan equity                               $483,619         $163,564      $1,864,621        $18,668
                                          ========         ========      ==========        =======



                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                 Statement of Financial Condition
                                                       at December 31, 1999
                                                           (Page 3 of 3)





                                                         U.S.           Windsor        Windsor II
                                     Prime Cap          Growth           Growth          Growth
                                        Fund             Fund             Fund            Fund             Combined
                                      --------          ------          -------        ----------          --------
Assets:
-------
Investments, at fair value
 (combined cost of $17,037,433)       $65,217            $14,573         $409            $4,701            $18,155,032


Contributions receivable:
 Participants                           2,499              1,405          281               579                353,524
 Engelhard Corporation                      -                  -            -                 -                 72,486


Promissory notes from participants          -                  -            -                 -              1,864,621
                                      -------            -------         ----            ------            -----------
Total assets                          $67,716            $15,978         $690            $5,280            $20,445,663
                                      =======            =======         ====            ======            ===========

Plan equity:

Plan equity                           $67,716            $15,978         $690            $5,280            $20,445,663
                                      =======            =======         ====            ======            ===========


                                      See Accompanying Notes to Financial Statements


                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                 Statement of Financial Condition
                                                       at December 31, 1998
                                                           (Page 1 of 2)



                                      Company Stock     Fixed Income      Explorer      Balanced     Equity Index
                                           Fund             Fund            Fund          Fund           Fund
                                      -------------     ------------      --------      ---------    ------------
Assets:
------
Investments, at fair value
 (combined cost of $13,462,226)         $6,333,511       $2,884,869       $139,009     $1,982,676     $2,551,055

Contributions receivable:
   Participants                            100,948           59,123          9,173         55,972         83,807
   Engelhard Corporation                    53,907                -             -               -              -

Promissory notes from participants               -                -             -               -              -
                                        ----------       ----------       --------     ----------     ----------

Total assets                            $6,488,366       $2,943,992       $148,182     $2,038,648     $2,634,862
                                        ==========       ==========       ========     ==========     ==========

Plan equity:

Plan equity                             $6,488,366       $2,943,992       $148,182     $2,038,648     $2,634,862
                                        ==========       ==========       ========     ==========     ==========


                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                                 Statement of Financial Condition
                                                       at December 31, 1998
                                                           (Page 2 of 2)




                                                          Treasury
                                       Int'l Growth     Money Market        Loan
                                           Fund             Fund            Fund         Combined
                                      -------------     ------------     -----------   -----------
Assets:
------
Investments, at fair value
 (combined cost of $13,462,226)           $374,434          $61,956      $      -      $14,327,510

Contributions receivable:
   Participants                             14,104            4,499             -          327,626
   Engelhard Corporation                         -                -             -           53,907

Promissory notes from participants               -                -       1,342,584      1,342,584
                                           -------          -------      ----------    -----------

Total assets                              $388,538          $66,455      $1,342,584    $16,051,627
                                          ========          =======      ==========    ===========

Plan equity:

Plan equity                               $388,538          $66,455      $1,342,584    $16,051,627
                                          ========          =======      ==========    ===========



                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1999
                                                           (Page 1 of 3)



                                             Company Stock     Fixed Income       Explorer         Balanced       Equity Index
                                                  Fund             Fund              Fund            Fund             Fund
                                             -------------     ------------      ----------       ----------      ------------
Net investment income:
  Dividends                                    $  134,338       $        -         $ 31,481       $  171,148       $  163,929
  Interest                                              -          184,187                -                -                -
                                               ----------       ----------         --------       ----------       ----------
                                                  134,338          184,187           31,481          171,148          163,929
Contributions and other receipts:
  Participants                                    953,292          588,932           90,849          591,395          916,496
  Engelhard Corporation                           594,754                -                -                -                -
                                               ----------       ----------         --------       ----------       ----------
                                                1,548,046          588,932           90,849          591,395          916,496

Net realized gain (loss) on disposition
  of investments                                   (4,408)               -            5,662           60,022          103,403

Unrealized appreciation (depreciation)
  of investments                                 (221,345)               -           35,971         (122,168)         493,351

Distributions                                    (295,727)        (208,631)         (26,099)         (71,010)        (145,802)

Transfers                                         (79,440)         (50,813)          15,381         (223,965)        (113,706)
                                               ----------       ----------         --------       ----------       ----------
Change in net assets                            1,081,464          513,675          153,245          405,422        1,417,671

Plan equity, beginning of year                  6,488,366        2,943,992          148,182        2,038,648        2,634,862
                                               ----------       ----------         --------       ----------       ----------

Plan equity, end of year                       $7,569,830       $3,457,667         $301,427       $2,444,070       $4,052,533
                                               ==========       ==========         ========       ==========       ==========



                                          See Accompanying Notes to Financial Statements


                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1999
                                                           (Page 2 of 3)


                                                                                                      Life
                                                                 Treasury                           Strategy
                                             Int'l Growth      Money Market          Loan            Growth
                                                  Fund             Fund              Fund             Fund
                                             -------------     ------------      ----------       -------------
Net investment income:
  Dividends                                      $ 23,029         $  4,484       $        -           $  376
  Interest                                              -                -          127,440                -
                                                 --------         --------       ----------           -------
                                                   23,029            4,484          127,440               376
Contributions and other receipts:
  Participants                                    133,125           56,540            2,238             1,295
  Engelhard Corporation                                 -                -                -                 -
                                                 --------         --------       ----------           -------
                                                  133,125           56,540            2,238             1,295
Net realized gain (loss) on disposition
  of investments                                   11,774                -                -                 -

Unrealized appreciation (depreciation)
  of investments                                   61,240                -                -               997

Distributions                                     (38,430)               -          (33,864)                -

Transfers                                         (95,657)          36,085          426,223            16,000
                                                 --------         --------       ----------           -------
Change in net assets                               95,081           97,109          522,037            18,668

Plan equity, beginning of year                    388,538           66,455        1,342,584                 -
                                                 --------         --------       ----------           -------

Plan equity, end of year                         $483,619         $163,564       $1,864,621           $18,668
                                                 ========         ========       ==========           =======



                                          See Accompanying Notes to Financial Statements


                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                              for the year Ended December 31, 1999
                                                           (Page 3 of 3)

                                                             U.S.
                                             Prime Cap      Growth           Windsor        Windsor II
                                               Fund          Fund              Fund           Fund           Combined
                                             ---------      ------           -------        ----------       --------

Net investment income:
  Dividends                                   $ 4,216       $   708           $ 49           $  485        $   534,243
  Interest                                          -             -              -                -            311,627
                                              -------       -------           ----           ------        -----------
                                                4,216           708             49              485            845,870
Contributions and other receipts:
  Participants                                  5,602         2,865            689              889          3,344,207
  Engelhard                                         -             -              -                -            594,754
                                              -------       -------           ----           ------        -----------
                                                5,602         2,865            689              889          3,938,961

Net realized gain (loss) on disposition)
  of investments                                    -             -              -                -            176,453

Unrealized appreciation (depreciation)
  of investments                                4,198           565            (48)            (446)           252,315

Distributions                                       -             -              -                -           (819,563)

Transfers                                      53,700        11,840              -            4,352                  -
                                              -------       -------           ----           ------        -----------
Change in net assets                           67,716        15,978            690            5,280          4,394,036

Plan equity, beginning of year                      -             -              -                -         16,051,627
                                              -------       -------           ----           ------        -----------

Plan equity, end of year                      $67,716       $15,978           $690           $5,280        $20,445,663
                                              =======       =======           ====           ======        ===========



                                          See Accompanying Notes to Financial Statements


                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1998
                                                           (Page 1 of 2)



                                             Company Stock     Fixed Income       Explorer         Balanced       Equity Index
                                                  Fund             Fund              Fund            Fund             Fund
                                             -------------     ------------      ----------       ----------      ------------
Net investment income:
  Dividends                                    $  115,818       $        -          $ 1,214       $  145,694       $  120,562
  Interest                                              -          168,898                -                -                -
                                               ----------       ----------          -------       ----------       ----------
                                                  115,818          168,898            1,214          145,694          120,562
Contributions and other receipts:
  Participants                                  1,035,283          595,303           81,677          501,917          740,980
  Engelhard Corporation                           512,260                -                -                -                -
                                               ----------       ----------          -------       ----------       ----------
                                                1,547,543          595,303           81,677          501,917          740,980

Net realized gain (loss) on disposition
  of investments                                   19,977                -             (896)          58,381           92,694

Unrealized appreciation (depreciation)
  of investments                                  701,889                -            7,404          167,743          245,457

Distributions                                    (326,478)        (252,340)          (1,209)         (50,823)         (87,374)

Transfer to Attapulgus Plan                      (812,283)         (89,698)          (1,236)         (73,367)        (149,481)

Transfers                                        (146,527)        (246,797)          23,605          (12,410)          22,948
                                               ----------       ----------          -------       ----------       ----------
Change in net assets                            1,099,939          175,366          110,559          737,135          985,786

Plan equity, beginning of year                  5,388,427        2,768,626           37,623        1,301,513        1,649,076
                                               ----------       ----------          -------       ----------       ----------

Plan equity, end of year                       $6,488,366       $2,943,992         $148,182       $2,038,648       $2,634,862
                                               ==========       ==========         ========       ==========       ==========



                                          See Accompanying Notes to Financial Statements



                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1998
                                                           (Page 2 of 2)


                                                                 Treasury
                                             Int'l Growth      Money Market          Loan
                                                  Fund             Fund              Fund        Combined
                                             -------------     ------------      ----------     ----------
Net investment income:
  Dividends                                      $  7,428          $ 2,197         $      -    $   392,913
  Interest                                              -                -           81,325        250,223
                                                 --------          -------         --------    -----------
                                                    7,428            2,197           81,325        643,136
Contributions and other receipts:
  Participants                                    138,910           36,692              418      3,131,180
  Engelhard Corporation                                 -                -                -        512,260
                                                 --------          -------         --------    -----------
                                                  138,910           36,692              418      3,643,440
Net realized gain (loss) on disposition
  of investments                                   (2,987)               -                -        167,169

Unrealized appreciation (depreciation)
  of investments                                   36,942                -                -      1,159,435

Distributions                                     (12,941)               -          (72,097)      (803,262)

Transfer to Attapulgus Plan                             -                -                -     (1,126,065)

Transfers                                           2,217           (1,126)         358,090              -
                                                 --------          -------         --------    -----------
Change in net assets                              169,569           37,763          367,736      3,683,853

Plan equity, beginning of year                    218,969           28,692          974,848     12,367,774
                                                 --------          -------         --------    -----------

Plan equity, end of year                         $388,538          $66,455       $1,342,584    $16,051,627
                                                 ========          =======       ==========    ===========



                                          See Accompanying Notes to Financial Statements

                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1997
                                                           (Page 1 of 2)



                                             Company Stock     Fixed Income       Explorer       Balanced       Equity Index
                                                  Fund             Fund              Fund          Fund             Fund
                                             -------------     ------------      ----------     ----------      ------------
Net investment income:
  Dividends                                    $   93,111       $        -          $ 3,022       $ 95,529         $182,975
  Interest                                              -          148,198                -              -                -
                                               ----------       ----------          -------       --------         --------
                                                   93,111          148,198            3,022         95,529          182,975
Contributions and other receipts:
  Participants                                  1,348,868          654,435           36,572        351,546          442,516
  Engelhard Corporation                           474,449                -                -              -                -
                                               ----------       ----------          -------       --------         --------
                                                1,823,317          654,435           36,572        351,546          442,516

Net realized gain on disposition
  of investments                                   16,019                -            3,134         27,519           32,514

Unrealized appreciation (depreciation)
  of investments                                 (649,382)               -             (957)       116,502          134,772

Distributions                                    (187,096)        (117,930)          (1,571)       (37,724)         (58,578)

Transfers                                         (72,533)        (147,031)         (26,075)       (31,268)          30,293
                                               ----------       ----------          -------       --------         --------
Change in net assets                            1,023,436          537,672           14,125        522,104          764,492

Plan equity, beginning of year                  4,364,991        2,230,954           23,498        779,409          884,584
                                               ----------       ----------          -------       --------         --------

Plan equity, end of year                       $5,388,427       $2,768,626          $37,623     $1,301,513       $1,649,076
                                               ==========       ==========          =======     ==========       ==========



                                          See Accompanying Notes to Financial Statements



                                   Engelhard Corporation Savings Plan for Hourly Paid Employees
                                          Statement of Income and Changes in Plan Equity
                                               for the Year Ended December 31, 1997
                                                           (Page 2 of 2)


                                                                 Treasury
                                             Int'l Growth      Money Market          Loan
                                                  Fund             Fund              Fund        Combined
                                             -------------     ------------      ----------     ----------
Net investment income:
  Dividends                                       $ 8,828           $  894         $      -     $  384,359
  Interest                                              -                -           75,520        223,718
                                                  -------           ------         --------     ----------
                                                    8,828              894           75,520        608,077
Contributions and other receipts:
  Participants                                    116,654           15,645                -      2,966,236
  Engelhard Corporation                                 -                -                -        474,449
                                                  -------           ------         --------     ----------
                                                  116,654           15,645                -      3,440,685
Net realized gain on disposition
  of investments                                    1,005                -                -         80,191

Unrealized appreciation (depreciation)
  of investments                                  (12,244)               -                -       (411,309)

Distributions                                      (9,876)               -          (18,240)      (431,015)

Transfers                                          25,080            6,330          215,204              -
                                                  -------           ------         --------     ----------
Change in net assets                              129,447           22,869          272,484      3,286,629

Plan equity, beginning of year                     89,522            5,823          702,364      9,081,145
                                                  -------           ------         --------     ----------

Plan equity, end of year                         $218,969          $28,692         $974,848    $12,367,774
                                                 ========          =======         ========    ===========



                                          See Accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1 - Description of the Plan

     The Engelhard Corporation Savings Plan for Hourly Paid Employees (the
Plan), effective as of January 1, 1991, is designed to provide eligible employees of Engelhard Corporation (the Company) an opportunity to save part of their income by having the Company reduce their compensation and contribute the amount of the reduction to the Plan on a tax deferred basis.

     The following plan description is provided for general information purposes. Participants of the Plan should refer to the Plan Document for more detailed and complete information.

Eligibility
-----------
Except as specifically included or excluded by the Board of Directors of the Company (the Board), the hourly paid employees of Engelhard Corporation represented by Locals 333, 233, 237 and 238 of the Independent Workers of North America, Local 1668, 1668A and 1668B of the United Automobile Workers, Local 170 of the United Steel Workers of America until May 1, 1998 (see Note 8), Local 8-406 and 2-286 of the Oil, Chemical and Atomic Workers International Union, Local 663 of the International Chemicals Workers Union, Local 73 of the International Chemical Workers Union, Local 1430 of the International Brotherhood of Electrical Workers who have completed at least one year of service, as defined, are eligible to participate in the Plan as of the first day of the month in which they meet the year of service requirement.

Contributions
-------------
The Plan permits eligible employees participating in the Plan the opportunity to contribute up to 15% of their compensation, as defined, subject to certain restrictions and limitations, and have the related taxes deferred. Effective October 31, 1999 the plan was amended to allow particpants to contribute 10% of compensation into the plan on a pretax basis.

Matching Contributions
----------------------
The Company will contribute, on a monthly basis and subject to limitations and exclusions, either cash or common stock of the Company in an amount, ranging from 10% to 50% of the first 6%, depending on the union contract, of the amount contributed by the Participants.

Investments
-----------
All contributions to the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). The Trustee maintains seventeen separate investment funds within the Plan:

              a) The Company Stock Fund consists of assets invested or held for investment in the common stock of the Company. In the event the assets cannot be immediately invested in Company common stock, the funds are invested in short-term securities pending investment in Company common stock.

              b) The Fixed Income Fund consists of assets invested in shares of the Vanguard Retirement Savings Trust. In the event the assets cannot be immediately invested in such shares or deposited as specified above, the assets are invested in direct obligations of the United States Government or agencies thereof, or obligations guaranteed as to the payment of principal and interest by the United States Government.

              c) The Explorer Fund consists of assets invested in shares of the Vanguard Explorer Fund, which invests in common stocks of small companies with favorable prospects for above-average growth in market value.

              d) The Balanced Fund consists of assets invested in the Vanguard Asset Allocation Fund, which invests in stocks, bonds and cash reserves for the purpose of maximizing long-term total return with less volatility than a portfolio of common stock.

              e) The Equity Index Fund consists of assets invested in the Vanguard Growth and Income Portfolio, which invests primarily in common stocks for the purpose of realizing a total return greater than the Standard & Poor's 500 Index while maintaining fundamental investment characteristics similar to such Index.

              f) The International Growth Fund consists of assets invested in shares of the Vanguard International Growth Portfolio or such other mutual fund or funds which invest primarily in common stocks of companies based outside the United States that have above-average growth potential for the purpose of realizing long-term capital growth.

              g) The Treasury Money Market Fund consists of assets invested in direct obligations of the U.S. Government which guarantees payment of principal and interest.

              h) The Life Strategy Growth Fund consists of assets invested in the Vanguard Life Strategy Growth Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide growth of capital.

              i) The Prime Cap funds consists of assets invested in the Vanguard Prime Cap fund and seeks long-term growth of capital.

              j) The U.S. Growth portfolio seeks to provide long-term capital appreciation by investing in common stocks of companies with above-average growth potential for the purpose of seeking long-term capital growth.

              k) The Growth Fund consists of assets invested in the Vanguard Windsor Fund, which invests primarily in common stocks for the purpose of realizing long-term growth of capital and income.

              l) The Windsor II Fund consists of assets invested in the Vanguard Windsor II fund, which invests primarily in stocks which seeks long-term growth and income from dividends.

              m) The Short-Term Bond Fund consists of assets invested in shares of the Vanguard Fixed Income Fund or Short-Term Corporate Portfolio of the Vanguard Fixed Income Securities Fund or such other mutual fund or funds which invest primarily in relatively short maturity investment-grade bonds for the purpose of providing a level of current income consistent with a two to three year average maturity while helping to preserve capital.

              n) The Small Cap Fund consists of assets invested in shares of the Vanguard Index Trust - Small Cap Stock Portfolio or such other mutual fund or funds which invest primarily in common stocks of small-sized companies for the purpose of providing a comparatively low-cost method of passively capturing the investment returns of small-sized companies and attempting to provide investment results that parallel the preformance of the unmanaged Russell 2000 Small Stock Index.

              o) The Life Strategy Income Fund consists of assets invested in the Vanguard Life Strategy Income Portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide current income.

              p) The Life Strategy Conservative Growth Fund consists of assets invested in the Vanguard Life Strategy Conservative Growth portfolio. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds, and reserves in order to provide current income and a low to moderate growth of capital.

              q) The Life Strategy Moderate Growth Fund consists of assets invested in the Vanguard Life Strategy Moderate Growth Fund. This fund invests in other Vanguard mutual funds representing a combination of stocks, bonds and reserves in order to provide growth of capital and a reasonable level of current income.

     The Short-Term Bond Fund, The Small Cap Fund, The Life Strategy Income Fund, The Life Strategy Conservative Growth Fund, and the Life Strategy Moderate Growth Fund were not included in the Statement of Financial Condition or the Statement of Income and Changes in Plan Equity due to the fact that there was no activity during the year and there were zero balances at year-end.

     Participants have the right to elect, subject to restrictions, the investment fund or funds in which their contributions are invested. All matching contributions are initially invested in the Company Stock Fund. The Participants matching contributions are initally restricted and become unrestricted at the rate of 25 percent per year. Once unrestricted funds may be moved to any of the other investment funds.

The number of Participants in each fund was as follows at December 31:

Participants                                1999                 1998
                                            ----                 ----
Company Stock Fund                           996                  981
Fixed Income Fund                            439                  439
Explorer Fund                                 99                   97
Balanced Fund                                476                  462
Equity Index Fund                            563                  539
International Growth Fund                    146                  146
Treasury Money Market Fund                    54                   44
Life Strategy Growth Fund                      1                    -
Prime Cap Fund                                12                    -
U.S. Growth Fund                               7                    -
Windsor Growth Fund                            2                    -
Windsor II Growth Fund                         3                    -


     The total number of Participants in the Plan was less than the sum of the number of Participants shown above because many were participating in more than one fund.

     The number of units representing Participant interests in each fund and the related net asset value per unit were as follows at December 31:

Participant interests

                                                                                                           Treasury
                     Company Stock  Fixed Income   Explorer    Balanced    Equity Index   Int'l Growth   Money Market
                          Fund          Fund         Fund        Fund          Fund            Fund          Fund
                     -------------  ------------   --------    --------    ------------   ------------   ------------
1999:
  Units                 238,420      3,457,667       4,393      102,692      109,292          21,504       163,564
  Value per unit         $31.75          $1.00      $68.62       $23.80       $37.08          $22.49         $1.00

                     Life Strategy                    U.S.      Windsor      Windsor II
                        Growth        Prime Cap      Growth     Growth        Growth          Loan
                         Fund           Fund          Fund       Fund          Fund           Fund
                     -------------    --------       ------     -------      ----------       ----
1999:
  Units                     872         1,091          367           45          211        1,864,621
  Value per unit         $21.41        $62.07       $43.53       $15.17       $24.97            $1.00

                                                                                                           Treasury
                     Company Stock  Fixed Income   Explorer    Balanced    Equity Index   Int'l Growth   Money Market
                          Fund          Fund         Fund        Fund          Fund           Fund           Fund
                     -------------  ------------   --------    --------    ------------   ------------   ------------
1998:
  Units                 197,515      2,943,992       2,613      83,620        85,659          20,700        66,456
  Value per unit         $32.85          $1.00      $56.71      $24.38        $30.76          $18.77         $1.00

     The accompanying Statement of Financial Condition as of December 31, 1999 includes all individual investments which exceed five percent of the Plan's total assets at this date. The only non-participant directed investment is the Engelhard Corp Stock Fund and is included in the accompanying Statement of Financial Condition.

     Included in the Engelhard Corporation Stock Fund is $1,309,596 at December 31, 1999 and $1,094,264 at December 31, 1998 of restricted
Company matching contributions.

Vesting
-------
Participants at all times have a fully vested and non-forfeitable interest in their contributions and in the matching contributions allocated to their account.

Termination
-----------
Although it expects and intends to continue the Plan indefinitely, the Company has reserved the right of the Board to terminate or amend the Plan.

Loan Provision
--------------
The Plan allows Participants who have completed one year of service to borrow funds from their accounts, subject to certain terms and conditions, at a reasonable rate of interest as determined by the Company in accordance with applicable laws and regulations.

Distributions and Withdrawals
-----------------------------
All distributions and withdrawals from the Plan are made to Participants in a lump sum cash payment except those amounts distributed from the Company Stock Fund which may, at the Participant's election, be paid in full shares of the Company's common stock with cash paid in lieu of fractional shares.

Note 2 -      Accounting Policies

    The accounts of the Plan are maintained on an accrual basis. Purchases and sales of investments are reflected on a trade date basis. Assets of the Plan are valued at fair value. Gains and losses on distributions to Participants and sales of investments are based on average cost.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results may differ from those estimates.

     The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the Statement of Financial Condition and the Statement of Income and Changes in Plan Equity.

Note 3 -      Income Tax Status

     The Plan and the Trust created thereunder are intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended (the
Code) and the Plan includes a cash or deferred arrangement intended to meet the requirements of Section 401(k) of the Code. The Internal Revenue Service has issued a favorable determination letter as to the Plan's qualified status under the Code. Amounts contributed to and earned by the Plan are not taxed to the employee until a distribution from the Plan is made. In addition, any unrealized appreciation on any shares of common stock of the Company distributed to an employee is not taxed until the time of disposition of such shares. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is designed and is currently operating in compliance with the Internal Revenue Code.

Note 4 -      Administrative Expenses

     All expenses of the Plan are paid for by the Company except for certain loan administration and loan application fees. Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Advisory fees are included in the fund expense ratio and will not reduce the assets of the Plan. Brokerage commissions paid to purchase Engelhard Corporation common stock are being charged against each Participant's fund unit value.

Note 5 -      Concentrations of Credit Risk

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance and other financial institutions. The Plan places its investment contracts with high-credit quality institutions and, by policy, limits the amount of credit exposure to any one financial institution.

Note 6 -      Investments

     Investments in the common stock of the Company are valued at the readily-available, quoted market price as of the valuation date and investments in Vanguard Funds are valued based on the quoted net asset value (redemption value) of the respective investment fund as of the valuation date.

     The net realized gain (loss) on disposition of investments was computed as follows:

                                                                                                      Treasury
                                    Common      Fixed                            Equity      Int'l     Money
                                     Stock      Income    Explorer    Balanced    Index     Growth     Market
Net realized gain (loss)             Fund        Fund       Fund        Fund       Fund      Fund       Fund      Combined
                                  ----------   --------   --------   ---------  --------   --------   --------   ----------
Year ended December 31, 1999 -
  Amount realized                 $  893,065   $601,666    $70,302   $564,211   $562,092    $169,405   $28,699   $2,889,440
  Cost-average                       897,473    601,666     64,640    504,189    458,689     157,631    28,699    2,712,987
  Net realized gain (loss)            (4,408)         -      5,662     60,022    103,403      11,774        -       176,453

Year ended December 31, 1998 -
  Amount realized                 $1,612,701   $777,688    $14,751   $329,212   $475,479   $ 68,458   $ 8,881    $3,287,170
  Cost-average                     1,592,724    777,688     15,647    270,831    382,785     71,445     8,881     3,120,001
  Net realized gain (loss)            19,977          -       (896)    58,381     92,694     (2,987)        -       167,169

Year ended December 31, 1997 -
  Amount realized                 $2,677,505   $440,633    $79,229   $648,041   $881,160   $178,801   $11,454    $4,916,823
  Cost-average                     2,661,486    440,633     76,095    620,522    848,646    177,796    11,454     4,836,632
  Net realized gain (loss)            16,019          -      3,134     27,519     32,514      1,005         -        80,191


     The net unrealized appreciation (depreciation) of investments held was computed as follows:

                                         Company                                  Equity        Int'l      Life Strategy
Net unrealized appreciation               Stock      Explorer     Balanced        Index        Growth         Growth
(depreciation)                            Fund         Fund         Fund           Fund         Fund           Fund
                                       ----------    ---------    ----------    ----------    ---------    -------------
Year ended December 31, 1999 -
  Balance, beginning of year           $ (17,664)     $ 6,152       $357,319      $493,193    $ 26,284      $        -
  Net change                            (221,345)      35,971       (122,168)      493,351      61,240             997
  Balance, end of year                  (239,009)      42,123        235,151       986,544      87,524             997


                                        PrimeCap     U.S. Growth     Windsor    Windsor II
                                          Fund           Fund          Fund        Fund        Combined
                                        --------     -----------     -------    ----------    ----------
Year ended December 31, 1999 -
  Balance, beginning of year           $       -      $     -       $      -      $      -    $  865,284
  Net change                               4,198          565            (48)         (446)      252,315
  Balance, end of year                     4,198          565            (48)         (446)    1,117,599




                                         Company                                  Equity          Int'l
                                          Stock      Explorer    Balanced         Index          Growth
                                          Fund         Fund        Fund            Fund           Fund      Combined
                                       ----------    ---------   ----------      ---------      --------- ------------
Year ended December 31, 1998 -
  Balance, beginning of year           $(719,553)    $(1,252)    $189,576       $247,736      $(10,658)   $ (294,151)
  Net change                             701,889       7,404      167,743        245,457        36,942     1,159,435
  Balance, end of year                   (17,664)      6,152      357,319        493,193        26,284       865,284



Year ended December 31, 1997 -
  Balance, beginning of year           $ (70,171)    $  (295)     $ 73,074      $112,964      $  1,586    $ 117,158
  Net change                            (649,382)       (957)      116,502       134,772       (12,244)    (411,309)
  Balance, end of year                  (719,553)     (1,252)      189,576       247,736       (10,658)    (294,151)




Note 7 -      Related Party Transactions

     For the 1999 plan year the Company transferred 31,269 treasury stock shares (representing a contribution dollar amount of $594,754) to Vanguard to fund the employer match. The number of shares transferred each month represented the employer matching contribution divided by the closing market price on the day the contribution was remitted.

Note 8 -      Attapulgus Plan Transfer

     During 1998 employees represented by the Local 170 of the United Steel Workers of America renegotiated their union contract to provide additional 401K benefits. As a result a new plan was formed and $1,126,065 in assets were transferred to the Savings Plan for Hourly Paid Employees at Attapulgus, Georgia. These assets represented the sum of account balances for participants represented by Local 170 of the United Steel Workers Union as of May 1, 1998 the effective date of the new Plan.

Note 9 -      Subsequent Event

     Effective January 1, 2000, the plan was amended to allow Local 174 of the United Steel Workers of America to participate in the plan.

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                            Schedule of Investments
                              at December 31, 1999




                                                           Approximate
                                        Cost               Market Value
                                     -----------           ------------

Common Stock of                      $ 7,637,740           $ 7,398,731
 Engelhard Corporation
  (391,985 shares)


Vanguard Retirement Savings            3,393,220             3,393,220
 Trust


Vanguard Explorer Fund                   250,052               292,175


Vanguard Asset Allocation              2,146,760             2,381,911
 Fund


Vanguard Growth and Income             2,971,881             3,958,425
 Portfolio


Vanguard International Growth Fund       383,254               470,778


Treasury Money Market Fund               156,620               156,620


Life Strategy Growth Portfolio            17,275                18,272


Prime Cap Fund                            61,019                65,217


U.S. Growth Fund                          14,008                14,573


Windsor Growth Fund                          457                   409


Windsor II Growth Fund                     5,147                 4,701
                                     -----------           -----------

    Total                            $17,037,433           $18,155,032
                                     ===========           ===========

          Engelhard Corporation Savings Plan for Hourly Paid Employees
                             Schedule of Investments
                              at December 31, 1998



                                                           Approximate
                                        Cost               Market Value
                                     -----------           ------------


Common Stock of                      $ 6,351,175           $ 6,333,511
 Engelhard Corporation
  (324,795 shares)



Vanguard Retirement Savings Trust      2,884,869             2,884,869


Vanguard Explorer Fund                   132,857               139,009


Vanguard Asset Allocation Fund         1,625,357             1,982,676


Vanguard Growth and Income             2,057,862             2,551,055
 Portfolio


Vanguard International Growth            348,150               374,434
 Fund


Treasury Money Market Fund                61,956                61,956
                                     -----------           -----------

     Total                           $13,462,226           $14,327,510
                                     ===========           ===========

                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------


     As indpendent public accountants, we hereby consent to the incorporation of our report dated June 20, 2000 on the financial statements and financial statement schedule as of, and for the year ended December 31, 1999 of the Engelhard Corporation Savings Plan for Hourly Paid Employees into the Company's previously filed Registration Statements on Form S-8 File Nos.: 2-72830
                                                                2-81559
                                                                2-84477
                                                                2-89747
                                                                33-28540
                                                                33-37724
                                                                33-40365
                                                                33-40338
                                                                33-43934
                                                                33-65990
                                                                333-02643
                                                                333-71439




                                        /s/ ARTHUR ANDERSEN L.L.P.





New York, New York
June 20, 2000

                       Consent of Independent Accountants


     We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 2-72830, 2-81559, 2-84477, 2-89747, 33-28540,
33-37724, 33-40365, 33-40338, 33-43934, 33-65990, 333-02643 and 333-71439) of
Engelhard Corporation and Subsidiaries of our report dated June 18, 2000 relating to the financial statements and financial statement schedule of Engelhard Corporation Savings Plan for Hourly Paid Employees as of December 31, 1998, and for each of the two years in the period ended December 31, 1998 which appears in this Form 11-K.




New York, New York                           /S/PRICEWATERHOUSECOOPERS
June 18, 2000

                                   Signature
                                   ---------

                                   Form 11-K

          Engelhard Corporation Savings Plan for Hourly Paid Employees



     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pension and Employee Benefit Plans Committee of Engelhard Corporation has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Iselin, New Jersey on this 20th day of June, 2000.








                                        /s/ John C. Hess
                                            -------------
                                        By: John C. Hess
                                            Secretary to the Committee and
                                            Vice President of Human Resources